Exhibit 12(a)

ONCOR ELECTRIC DELIVERY COMPANY LLC

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
	2017	2016	2015	2014	2013
	(millions of dollars, except ratios)

Earnings:
Income from continuing operations	$419	$431	$432	$450	$432
Add: Total federal income taxes	267	254	252	278	249
Fixed charges (see detail below)	358	349	342	363	386
Total earnings	$1,044	$1,034	$1,026	$1,091	$1,067

Fixed Charges:
Interest expensed and interest capitalized	$354	$344	$338	$358	$381
Rentals representative of the interest factor	4	5	4	5	5
Total fixed charges	$358	$349	$342	$363	$386

Ratio of earnings to fixed charges	2.92	2.96	3.00	3.01	2.76